UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month	August 2011
Commission File Number	0-27760

MIRANDA GOLD CORP.

Unit 1 – 15782 Marine Drive, White Rock, BC, Canada V4B 1E6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [   ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]   No  [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:	Press Release August 15, 2011: Drilling Underway at
Miranda’s Red Canyon Project Press Release August 16, 2011: Miranda Gold and Red
Eagle Sign Second Colombia Agreement Press Release August 18, 2011: Drilling Underway at Miranda’s Coal Canyon Project

DESCRIPTION:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.
(Registrant)

Date: August 18, 2011	By:	“Doris Meyer”
(Signature)

Doris Meyer, Chief Financial Officer and Corporate Secretary

OTCBB:MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

DRILLING UNDERWAY AT MIRANDA’S RED CANYON PROJECT

Vancouver, BC, Canada – August 15, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), is now drilling in the Ice target zone. Montezuma's Phase I reverse circulation drill campaign will consist of approximately 6,000 - 8,000 ft (1,830 - 2,440 m) in seven holes.

The principal target for Phase I drilling is a southeast-trending structural corridor 1,660 ft (506 m) long that has not previously been drill tested. The ends of this corridor are anchored by core hole MR09-05C in the northwest and reverse circulation hole MR10-01 in the southeast.

Drill Hole	Intercept-ft	Length-ft	oz Au/t	Length-m	g Au/t
MR09-05C	0 - 130	119 (11 ft no sample)	0.152	36.3	5.25
includes	56 - 95	39	0.281	11.9	9.64
MR10-01	775 - 795	20	0.050	6.1	1.714
	965 - 985	20	0.086	6.1	2.949

Montezuma received approval for its Red Canyon Plan of Operations (PoO) from the Bureau of Land Management on July 25, 2011. The PoO permits up to about 125 acres (50 hectares) total disturbance and the Phase I drilling was initiated under the provisions of the PoO.

The current drill program will follow up on Montezuma's eight-hole 11,260 ft (3,433 m) reverse-circulation drill program conducted in 2010 which included vertical hole MR10-01.

Project Details

The Red Canyon project in Eureka County, Nevada, includes 254 unpatented lode mining claims (7.9 sq mi / 20.6 sq km) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting Barrick’s Cortez Hills gold deposit.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

OTCBB:MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

MIRANDA GOLD AND RED EAGLE SIGN SECOND COLOMBIA AGREEMENT

Vancouver, BC, Canada – August 16, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has assigned 70 of the 100 issued shares of its wholly owned subsidiary Miranda Gold Colombia IV Ltd. (“MAD IV”) to Red Eagle Mining Corporation (“Red Eagle”).  The Colombian branch of MAD IV is the holder of option to purchase agreements for a group of properties in Colombia collectively called the Cajamarca project.  Red Eagle and Miranda have a similar arrangement in place for Miranda’s Pavo Real project in Colombia.

To maintain the option agreements, payments and issuance of Miranda shares increase incrementally each December 30 anniversary year of each individual option agreement with ExpoGold Colombia S.A.  Red Eagle will be responsible for paying the cash component of the ExpoGold option agreements and for each share of Miranda issued or to be issued to ExpoGold pursuant to these option agreements Red Eagle will issue one share of Red Eagle to Miranda.

Miranda and Red Eagle executed a shareholder agreement (“SA”) to govern the funding and activities of MAD IV.  The 70 shares of MAD IV transferred to Red Eagle are subject to forfeiture or transfer provisions back to Miranda should Red Eagle fail to spend US$4,000,000 over the first five years of the SA. Upon Red Eagle’s sole funding to an aggregate US$4,000,000 then 51 of the 70 shares will not be subject to forfeiture or transfer provisions back to Miranda.  These funds will be used to fund exploration programs at the Cajamarca project. Within 180 days of earning a 51% vested interest, Red Eagle can elect to further sole fund MAD IV at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on any of the MAD IV projects within eight years or contribute a minimum of US$10,000,000 within 10 years.  Upon completion of the funding the remaining 19 of the 70 shares will not be subject to forfeiture or transfer provisions back to Miranda.  Red Eagle is required to reimburse Miranda the costs incurred by MAD IV related to any of the Red Eagle Property Group project’s concession fees and exploration work authorized by Red Eagle prior to the effective date of the SPA and SA agreements.

Ian Slater is a director of Miranda and Ken Cunningham is a director of Red Eagle.  This non-arms length transaction is subject to TSX Venture Exchange acceptance.

Cajamarca

The Cajamarca project covers a total of 45.1 sq. mi. (116.9 sq. km.) and lies within the department of Tolima and Quindio.

The geologic setting at Cajamarca consists of meta-sediments that have been intruded by Tertiary and Cretaceous-age stocks.  Locally, the igneous stocks are both hydrothermally and tectonically altered. AngloGold Ashanti’s La Colosa gold porphyry discovery (13 million ounces) lies 6.2 mi (10 km) to the southeast of the main project area.  Southwest-trending structures thought to be important to the mineralization at La Colosa are projected to pass through portions of the Cajamarca project.

Exploration work has consisted of a regional stream sediment program, a detailed geophysical airborne magnetic survey and a rock chip sampling program. Public domain data shows historic gold workings in and around the application areas.

The high-resolution airborne magnetic survey was flown on 50 m line spacing with 500 m tie lines and is currently under review and interpretation.  Preliminary results show a distinct north-east structure pattern with several interpreted buried intrusions following the same northeast trend.  Rock chip samples average 0.006 oz Au/t (0.2 g Au/t) and range from less than detectable to 0.0141 oz Au/t (0.44 g Au/t). Preliminary mapping has revealed an unmapped multiphase intrusive breccia with very fine-grained disseminated pyrite. Anomalous gold values have been returned from both stream sediment and stream pan concentrate sampling on numerous drainages within the Cajamarca project areas.  Detailed follow-up sampling is being conducted.

All technical data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

OTCBB:MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

DRILLING UNDERWAY AT MIRANDA GOLD’S COAL CANYON PROJECT

Vancouver, BC, Canada – August 18, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that NuLegacy Gold Corporation ("NuLegacy") (TSX-V: NUG), Miranda's funding partner at Coal Canyon, is drilling a reverse circulation hole at Coal Canyon. The hole is expected to end at about 1,500 ft (460 m) depth, drilling conditions permitting. The drill is then scheduled to move to the Long Fault zone of Miranda’s Red Hill project where NuLegacy will drill two additional holes.

The drill hole at Coal Canyon will attempt to further expand and define the sediment-hosted Carlin-style gold mineralization intersected in 2008 by reverse circulation hole MCC-4. This hole intersected 10 ft of 0.011 oz Au/t gold from 980 to 990 ft (3.0 m of 0.392 g Au/t from 298.8 to 301.8 m) within a sooty pyrite / silica-cemented breccia zone. This mineralization occurred within a larger, lower-grade gold zone that returned 230 ft of 0.004 oz Au/t from 970 to 1,200 ft (70.1 m of 0.140 g Au/t from 295.7 to 365.8 m).

Coal Canyon was added to NuLegacy's Red Hill exploration funding agreement with Miranda in 2010 (see Miranda news release of January 5, 2011). Through the amended agreement, NuLegacy's earn-in requirement was increased by US$1.5 million. Part of the amended agreement requires NuLegacy to drill three holes, each approximately 1,500 ft (460 m) deep, at Coal Canyon by the end of 2013. With the addition of Red Hill and Coal Canyon to the Barrick and Wilson options, NuLegacy now controls a district-sized consolidated land package of 45 sq mi (116 sq km) in the Cortez Trend and Miranda supports NuLegacy's commitment to fully explore the area over a period of years.

Project Details

The Coal Canyon sediment-hosted gold project consists of 64 unpatented lode claims in the heart of the Cortez Trend. The property is 10 mi (16 km) south of Barrick Gold Corporation’s Cortez Hills gold deposit (+13 M oz) and it adjoins the northeast side of US Gold's Tonkin Springs property. Coal Canyon occupies 2 sq mi (5.2 sq km) of the Windmill lower-plate window, a feature that exposes favorable carbonate rocks that are analogous to carbonate rocks that host the Cortez Hills and Pipeline gold deposits.

Mapping and sampling has shown a high-priority target in the northwestern portion of the property where a discrete west-northwest-trending corridor of faulting, lamprophyre dikes, folding, alteration and elevated surface gold, arsenic and antimony. The fault-fold corridor is 2,600 ft by 6,500 ft (800 m by 2,000 m) in dimension and approximately half of that area has never been drilled. West-northwest-trending zones of faults, folds and dikes are known to be important controls to mineralization elsewhere in the Cortez Trend.

Five drill holes within the corridor show hydrothermal alteration and dikes in the Roberts Mountains and Hanson Creek Formations. Of particular interest was drill hole MCC-4 which intersected the 10 ft of 0.011 oz Au/t (3.0 m of 0.392 g Au/t).

All technical data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.